Exhibit 21.1

Subsidiaries of Blackhawk Network Holdings, Inc.

Subsidiary	Jurisdiction

Blackhawk Network, Inc.	Arizona

Blackhawk Network California, Inc.	California

Cardpool, Inc.	Delaware

EWI Holdings, Inc.	Delaware

Blackhawk Network (Australia) Pty Ltd	Australia

Blackhawk Network (Canada) Ltd.	Canada

Blackhawk Network (France) SARL	France

Blackhawk Network Germany GmbH	Germany

Blackhawk Network Asia Pacific Holdings Limited	Hong Kong

Blackhawk Network (Japan) KK	Japan

Blackhawk Network Mexico	Mexico

BH Network Holdings (Europe) B.V.	The Netherlands

Blackhawk Network Korea, LLC	South Korea

Blackhawk Network (Europe) Limited	United Kingdom

Blackhawk Network (UK) Ltd.	United Kingdom